SECURITIES AND EXCHANGE COMMISSION


                                 WASHINGTON, DC




                                    FORM U5S

                                  ANNUAL REPORT


                      For the year ended December 31, 1997




                  Filed pursuant to the Public Utility Holding

                               Company Act of 1935

                                       By

                            PECO ENERGY POWER COMPANY


              2301 Market Street, Philadelphia, Pennsylvania 19101


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997
                                                               % of            Issuer        Owner's
                                    Number of Common           Voting          Book          Book
Name of Company                     Shares Owned               Power           Value         Value


  PECO Energy Power
   Company (PEPCO)
   (the registrant
   and owner) (1)

  Susquehanna Power
   Company
   (SPCO) (the issuer)                 1,273,000               100%            $71.61        $71.61

The Proprietors of the
  Susquehanna Canal* (2)

*  Inactive Company

(1)    $91,161,453 investment in Susquehanna Power Company

(2) This Company was acquired in connection with the development of the Conowingo Hydroelectric Project. It is an inactive company, owning no properties and conducting no business activities of any nature. The total investment therein is reflected on the books of Susquehanna Power Company at $1.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

       None

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
SECURITIES

       None

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

       None

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

       None

ITEM 6.  OFFICERS AND DIRECTORS

PART I.  AS OF DECEMBER 31, 1997
                                                                                    Name of System
                                                                                    Companies with
                                                                                    Which Connected
                                                                               --------------------------

                                                                                  PEPCO               SPCO
C. A. McNeill, Jr.      2301 Market St., Philadelphia, PA  19101         Pres. - Director      Pres. - Director
K .G. Lawrence          2301 Market St., Philadelphia, PA  19101         VP - Director         VP - Director
J. M. Madara, Jr.       2301 Market St., Philadelphia, PA  19101         VP - Director         VP - Director
J. B. Mitchell          2301 Market St., Philadelphia, PA  19101         Treasurer             Treasurer
K. K. Combs             2301 Market St., Philadelphia, PA  19101         Secretary             Secretary
E. J. Cullen, Jr.       2301 Market St., Philadelphia, PA  19101         Assist. Sec.          Assist. Sec.
D. Moy Kelly            2301 Market St., Philadelphia, PA  19101         Assist. Treas.        Assist. Treas.
G. R. Shicora           2301 Market St., Philadelphia, PA  19101         Assist. Treas.        Assist. Treas.
J. W. Durham            2301 Market St., Philadelphia, PA  19101         Director              Director

PART II.

                                                                       Position Held               Applicable
    Name of Officer               Name and Location of                 in Financial                Exemption
      or Director                 Financial Institution                Institution                   Rule
    ---------------               ---------------------                -------------               ----------
    None

PART III.

    (a)  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF SYSTEM
COMPANIES

          None

    (b)  INTEREST IN SECURITIES OF SYSTEM COMPANIES

          None

    (c)  CONTRACTS AND TRANSACTIONS

          None

    (d)  INDEBTEDNESS

          None

    (e)  BONUS AND PROFIT SHARING ARRANGEMENTS

          None

    (f)  INDEMNIFICATION

          None


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

          None


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part I:                 None
          Part II:                None
          Part III:               None


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

          Part I:                 None
          Part II:                None
          Part III:               None

ITEM10. FINANCIAL  STATEMENTS AND EXHIBITS (a) Index to Financial Statements and
    Schedules:
     PAGE
     ----
    6     Report of Independent Accountants
    7     Consolidating Statement of Income for the year ended December 31, 1997
    8-9   Consolidating Balance Sheet as of December 31, 1997
    10    Consolidating Statement of Cash Flows for the year ended December 31,
          1997
    11 Consolidating Statement of Changes in Shareholder's Equity for the year ended December 31, 1997
    12-16 Notes to Consolidating Financial Statements
    Ex 27 Financial Data Schedule as of December 31, 1997

    (b)   Index to Exhibits
    Exhibit A
                None

    Exhibit B
          1. PECO Energy Power Company's Certificate of Organization and Charter, By-laws amended as of December 23, 1993, and amendment to Articles of Incorporation filed February 8, 1994, are incorporated herein by reference (1991 Form U5S and 1993 Form 10-K, File No.1-1392).

          2. Susquehanna Power Company's Certificate of Organization is incorporated herein by reference (1991 Form U5S, File No. 1-1392); By-laws amended December 23, 1993, and Charter amendment filed February 8, 1994 are incorporated herein by reference (1993 Form U5S, File No. 1-1392).

    Exhibit C
                None

    Exhibit D
                None

    Exhibit E
                None

    Exhibit F
                None

    Exhibit G
                See Item 10(a), Index to Financial Statements and Schedules.

    Exhibit H
                None

    Exhibit I
                None

COOPERS                                      Coopers & Lybrand L.L.P.
& LYBRAND                                  a professional services firm


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
PECO Energy Power Company
Philadelphia, Pennsylvania

     We have audited the consolidating and individual financial statements of PECO Energy Power Company (subsidiary of PECO Energy Company) and subsidiary company listed in Item 10 of this Form U5S. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidating and individual financial positions of PECO Energy Power Company and subsidiary company as of December 31, 1997, and the consolidated and individual results of their operations and their cash flows for the year ended December 31, 1997, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 2, 1998

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                          CONSOLIDATING STATEMENT OF INCOME
                                        For the Year Ended December 31, 1997


                                                         PECO
                                                         Energy       Susquehanna
                                                         Power        Power
                                                         Company      Company       Eliminations   Consolidated
                                                         --------     -----------   ------------   ----------
Rentals from Utility Plant Leased to Others
   Affiliates                                            $805,099     $17,217,135           ---      $18,022,234
   Others                                                 267,759             249           ---          268,008
                                                        ----------   ------------    ----------       -----------
     Total Rentals from Utility Plant
        Leased to Others                                1,072,858      17,217,384           ---       18,290,242
                                                        ----------   ------------     ---------       ----------


Expenses of Utility Plant Leased to Others
   General                                                     ---            ---           ---              ---
   Depreciation and Amortization                           45,294       1,615,326           ---        1,660,620
   Other Taxes                                            209,446       2,361,468           ---        2,570,914
                                                        ----------   ------------    ----------       ----------
     Total Expenses of Utility Plant
       Leased to Others                                   254,740       3,976,794           ---        4,231,534
                                                        ----------   ------------    ----------       ----------


Income from Leased Utility Plant                          818,118      13,240,590           ---       14,058,708
                                                        ----------   ------------    ----------      -----------

Other Income and Deductions
   Interest Charges                                        (5,231)         (5,303)          ---          (10,534)
   Allowance for Funds Used
      During Construction                                     ---         770,413           ---          770,413
   Other, Net                                                 ---         129,635           ---          129,635
   Equity in Net Income of Subsidiary                     118,174            ---       (118,174)             ---
                                                        ----------    -----------   -----------       ----------

      Total Other Income and Deductions                   112,943         894,745      (118,174)         889,514
                                                        ----------    -----------    ----------       ----------

Income Before Taxes and Extraordinary Item                931,061      14,135,335      (118,174)      14,948,222

Income Taxes                                                5,819       4,486,685           ---        4,492,504
                                                       ----------      ----------    ----------       ----------

Income Before Extraordinary Item                          925,242       9,648,650      (118,174)      10,455,718

Extraordinary Item (net of income taxes)                 (345,630)     (9,530,476)          ---       (9,876,106)
                                                        ----------    ------------   ----------      -----------

Net Income                                                $579,612       $118,174     ($118,174)        $579,612
                                                        ==========    ============   ===========      ==========

                                   See Notes to Consolidating Financial Statements





                                                        - 8 -


                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1997
                                                      (ASSETS)

                                                   PECO
                                                   Energy       Susquehanna
                                                   Power        Power
                                                   Company      Company           Eliminations     Consolidated
                                                   --------     -----------       ------------     ------------
ASSETS
Utility Plant                                     $6,103,452    $135,293,902                 ---     $141,397,354
   Less Accumulated Provision for
      Depreciation and Amortization                  689,363      34,140,340                 ---       34,829,703
                                                -------------    ------------     --------------     -------------
                                                   5,414,089     101,153,562                 ---      106,567,651
                                                -------------    ------------     --------------     -------------
Construction Work in Progress                             ---      7,034,968                 ---        7,034,968
                                                -------------    ------------     --------------     -------------
                                                   5,414,089     108,188,530                 ---      113,602,619
                                                -------------    ------------     --------------     -------------
Investments
   Investment in Subsidiary Company               91,161,453             ---        ($91,161,453)             ---
   Nonutility Property, Net                          384,727       1,113,008                 ---        1,497,735
                                                -------------    ------------     --------------     -------------
                                                  91,546,180       1,113,008         (91,161,453)       1,497,735
                                                -------------    ------------     --------------     -------------
Current Assets
   Cash and Temporary Cash Investments               234,588         608,958                 ---          843,546
   Accounts Receivable, Affiliates                   583,261       1,747,879            (500,000)       1,831,140
   Accounts Receivable, Other                        105,591             ---                ---           105,591
   Prepayments                                        30,164         153,405                 ---          183,569
                                                -------------    ------------     --------------     -------------
                                                     953,604       2,510,242            (500,000)       2,963,846
                                                -------------    ------------     --------------     -------------
Deferred Debits
   Miscellaneous Deferred Debits                          ---         87,059                 ---           87,059
                                                -------------    ------------     --------------     -------------
                                                          ---         87,059                 ---           87,059
                                                -------------    ------------     --------------     -------------
Total Assets                                     $97,913,873    $111,898,839        ($91,661,453)    $118,151,259
                                                =============    ============     ==============     =============

                                  See Notes to Consolidating Financial Statements.

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1997
                                           (CAPITALIZATION & LIABILITIES)

                                                   PECO
                                                   Energy        Susquehanna
                                                   Power         Power
                                                   Company       Company          Eliminations     Consolidated
                                                   --------      ------------     ------------     ------------
CAPITALIZATION & LIABILITIES
Capitalization
Common Shareholder's Equity
   Common Stock ($25 par)
     Authorized 1,500,000 Shares,                $24,600,000              ---               ---      $24,600,000
     Outstanding 984,000 Shares
   Common Stock (without par value)                      ---     $ 47,047,450      ($47,047,450)             ---
     Authorized 1,500,000 Shares,
     Outstanding 1,273,000 Shares
   Other Paid-In Capital                          73,740,078       46,715,078       (46,715,078)       73,740,078
   Retained Earnings                              (1,719,666)      (2,601,075)        2,601,075        (1,719,666)
                                                -------------     ------------    --------------    --------------
                                                  96,620,412       91,161,453       (91,161,453)       96,620,412
                                                -------------     ------------    --------------    --------------
Current Liabilities
   Accounts Payable, Affiliates                      500,000          245,872          (500,000)          245,872
   Accounts Payable, Other                            (2,687)         774,503               ---           771,816
   Taxes Accrued                                     445,916        4,668,675               ---         5,114,591
   Interest Accrued                                      ---              ---               ---               ---
                                                -------------     ------------    --------------    --------------
                                                     943,229        5,689,050          (500,000)        6,132,279
                                                -------------     ------------    --------------    --------------
Deferred Credits
   Deferred Income Taxes                             350,232       15,048,336                ---       15,398,568
                                                -------------     ------------    --------------    --------------
                                                     350,232       15,048,336                ---       15,398,568
                                                -------------     ------------    --------------    --------------
Total Capitalization & Liabilities               $97,913,873     $111,898,839      ($91,661,453)     $118,151,259
                                                =============     ============    ==============     =============

                                  See Notes to Consolidating Financial Statements.

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                        CONSOLIDATING STATEMENT OF CASH FLOWS
                                        For the Year Ended December 31, 1997



                                                         PECO
                                                         Energy       Susquehanna
                                                         Power        Power
                                                         Company      Company       Eliminations   Consolidated
                                                         --------     -----------   ------------   ------------

Cash Flows from Operating Activities
Net Income                                                $579,612        $118,174      ($118,174)       $579,612
Extraordinary Item (net of income taxes)                  (345,630)     (9,530,476)            ---     (9,876,106)
                                                         ---------     -----------      ----------     -----------
Income Before Extraordinary Item                           925,242       9,648,650       (118,174)     10,455,718
Adjustments to Reconcile Net Income to Net
   Cash Provided by Operating Activities:
      Depreciation and Amortization                         45,294       1,615,326             ---      1,660,620
      Deferred Income Taxes                                244,536       5,510,802             ---      5,755,338
      Decrease/(Increase) in Receivables                 1,081,093         858,203             ---      1,939,296
      Decrease in Payables and
         Accrued Expenses                               (1,323,735)       (489,836)            ---     (1,813,571)
Recoverable Deferred Income Taxes
                                                          (512,262)     (5,321,169)            ---     (5,833,431)
Other, Net                                                    (196)        (14,433)            ---        (14,629)
                                                        ----------    ------------     -----------    ------------
Net Cash Flows Provided by Operating
   Activities                                              459,972      11,807,543        (118,174)     12,149,341
                                                        ----------    ------------     -----------    ------------

Cash Flows from Investing Activities
   Investment in Utility Plant                                 ---     (10,466,608)            ---     (10,466,608)
   Nonutility Plant                                            ---        (121,236)            ---        (121,236)
   Net Investment in Subsidiary Company                  2,547,426             ---      (2,547,426)            ---
                                                        ----------     ------------     -----------    ------------
Net Cash Flows Used by Investing Activities              2,547,426     (10,587,844)     (2,547,426)    (10,587,844)
                                                        ----------     ------------     -----------    ------------

Cash Flows from Financing Activities
   Capital Contribution from Parent Company              5,000,000       6,500,000      (6,500,000)      5,000,000
   Dividends on Common Stock                            (9,692,400)     (9,165,600)      9,165,600      (9,692,400)
                                                        ----------    ------------     ------------     -----------
Net Cash Flows Used by Financing Activities             (4,692,400)     (2,665,600)      2,665,600      (4,692,400)
                                                      ------------    ------------      -----------     -----------
Increase in Cash and Cash Equivalents                   (1,685,002)     (1,445,901)             ---     (3,130,903)
                                                        ----------    ------------     ------------     -----------

Cash & Cash Equivalents at beginning of period           1,919,590       2,054,859              ---      3,974,449
                                                        ----------    ------------      -----------    -----------
Cash & Cash Equivalents at end of period                  $234,588        $608,958              ---       $843,546
                                                        ==========    ============      ===========    ===========


                                  See Notes to Consolidating Financial Statements.

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                             CONSOLIDATING STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                                        For the Year Ended December 31, 1997


                                                                                 Capital
                                                                                 Contributions
                                                                                 From
                                    Balance                       Net            Parent            Balance
                                    1/1/97         Dividends      Income         Company           12/31/97
                                    ----------     ----------     ----------     --------------    -----------
PECO Energy Power Company
     Common Stock                   $24,600,000            ---            ---              ---     $24,600,000
     Other Paid-In Capital           68,740,078            ---            ---        5,000,000      73,740,078
     Retained Earnings                7,393,122    (9,692,400)*       579,612              ---     (1,719,666)

Susquehanna Power Company
     Common Stock                    47,047,450            ---            ---              ---      47,047,450
     Other Paid-In Capital           40,215,078            ---            ---        6,500,000      46,715,078
     Retained Earnings                6,446,351    (9,165,600)**      118,174              ---      (2,601,075)

Eliminations
     Common Stock                   (47,047,450)           ---            ---              ---     (47,047,450)
     Other Paid-In Capital          (40,215,078)           ---            ---       (6,500,000)    (46,715,078)
     Retained Earnings               (6,446,351)    9,165,600        (118,174)             ---       2,601,075

Consolidated
     Common Stock                    24,600,000            ---            ---              ---      24,600,000
     Other Paid-In Capital           68,740,078            ---            ---        5,000,000      73,740,078
     Retained Earnings                7,393,122    (9,692,400)        579,612              ---      (1,719,666)



 *   $9.85 per share
 **  $7.20 per share

                                NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

1. Significant Accounting Policies:

CONSOLIDATION
The consolidating financial statements include the accounts of PECO Energy Power Company (Company) and its subsidiary, Susquehanna Power Company (SPCO). The Company and SPCO (Companies) are owned by PECO Energy
Company (Parent Company), which together with another subsidiary leases and operates the utility plant of the Company and SPCO.

The Companies are joint holders of a license from the Federal Energy Regulatory Commission (FERC) for Project No. 405 (Conowingo Project).

DEPRECIATION  AND  AMORTIZATION
The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. The annual provision for financial reporting purposes in 1997, expressed as a percent of average depreciable plant in service, was 1.07% for the property of the Company and 1.32% for the property of SPCO.

Costs for relicensing the Conowingo Hydroelectric Project are being amortized over 30 years on the straight-line method.

INCOME  TAXES
Deferred federal and state income taxes are provided on all significant temporary differences between book and tax basis of assets and liabilities, transactions that reflect taxable income in a year different than book income and tax carryforwards. Investment tax credits previously used for income tax purposes have been deferred on the Consolidated Balance Sheet and are recognized in book income over the life of the related property. The Companies join with the Parent Company and its other subsidiaries in filing a consolidated federal income tax return. The provision for federal income taxes is computed on a separate return basis after giving consideration to consolidated return savings.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
AFUDC is the cost, during the period of construction, of debt and equity funds used to finance construction projects. AFUDC is recorded as a charge to Construction Work in Progress and credit to Other Income and Deductions. The rate used for capitalizing AFUDC, which averaged 8.88% in 1997, was computed under a method prescribed by the regulatory authorities on the basis of the Parent Company's book balances and cost rates, and is utilized by all of the subsidiaries of the Parent Company, including the Companies. AFUDC is not included in regular taxable income and the depreciation of capitalized AFUDC is not tax deductible.

Effective January 1, 1998, the Companies ceased accruing AFUDC for electric generation-related construction projects and will use SFAS No. 34, "Capitalized Interest Costs," to calculate the costs during the period of construction of debt funds used to finance its electric generation-related construction projects.

2. Accounting Changes:

The Companies account for regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which allows the Companies to record the financial statement effects of rate regulation. Use of SFAS No. 71 is applicable to the utility operations of the Companies which meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable assumption that all costs will be recoverable from customers through rates.

In 1997, the Financial Accounting Standards Board (FASB) through its Emerging Issues Task Force (EITF) issued EITF No. 97-4, "Deregulation of the Pricing of Electricity - Accounting for the Discontinuation of Application of FASB Statement No. 71, Accounting for the Effects of Certain Types of Regulation, and No. 101, Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71." The EITF agreed that:
a) an entity should cease to apply SFAS No. 71 no later than the date the specific deregulation plan is enacted and the details of that plan are known, and b) both stranded costs and regulated assets and liabilities should continue to be recognized to the extent that the transition plan provides for their recovery through the regulated transmission and distribution portion of the business.

The   Companies   believe  that  the  Opinion  and  Order  entered  by  the
Pennsylvania  Public  Utility  Commission  in December  1997 (revised in January
1998) provides sufficient details regarding the deregulation of the Companies' retail electric generation operations to require the discontinuance of SFAS No. 71 for those operations. Effective December 31, 1997, the Companies adopted the provisions of SFAS No. 101 for its electric generation operations. SFAS No. 101 requires a determination of impairment of assets under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.", and the elimination of all effects of rate regulation that have been recognized as assets and liabilities pursuant to SFAS No. 71.

At December 31, 1997, the Companies performed an impairment test of its electric generation assets pursuant to SFAS No. 121 on a plant specific basis and determined that none of the Companies assets would be impaired as of December 31, 1997.

Due to the market-based pricing of electric generation provisions of the PJM Interconnection, L.L.C. (PJM) restructuring order approved by the Federal Energy Regulatory Commission in November 1997, the Companies believe that their wholesale energy sales operations are no longer subject to the provisions of SFAS No. 71.

With the  deregulation of the Companies'  wholesale energy sales operations and the market-based pricing of electric generation provisions of the PJM, the management of PEPCO and SPCO have determined that it would be prudent to discontinue SFAS No. 71 for their operations. At December 31, 1997, PEPCO and SPCO incurred an extraordinary charge against income of $590,719 and $15,765,881 $345,630 and $9,530,476 after income taxes) as a result of the discontinuance of SFAS No. 71. The extraordinary charge was made up of the following items:


          PEPCO SFAS No. 109 Regulatory Asset        $   345,630
          SPCO SFAS No. 109 Regulatory Asset           9,530,476
          Consolidated Total                         $ 9,876,106



3. Income Taxes:

             Income tax expense is comprised of the following components:

                                     PECO Energy    Susquehanna
                                        Power          Power
                                       Company        Company     Consolidated
                                     -----------    -----------   -----------
    Federal
        Current                      $207,684        $3,536,507   $3,744,191
        Deferred                     (268,741)          157,982     (110,759)
        Investment tax credit,net         ---           (16,272)     (16,272)
    State
        Current                        65,861           760,545      826,406
        Deferred                        1,015            47,923       48,938
                                      ---------       -----------  -----------
        Total                          $5,819        $4,486,685   $4,492,504
                                      =========       ===========  ===========

The total income tax provisions differed from amounts computed by applying the federal statutory rate to income as shown below:

                                     Percent of Income Before Income Taxes
                                     -------------------------------------
                                     PECO Energy    Susquehanna
                                        Power          Power
                                       Company        Company     Consolidated
                                     ------------   -----------    -----------

    Federal statutory rate               35%             35%          35%

    State income tax,
        net of federal
        income tax benefit                5%              4%           4%

    Plant related flow-through          -39%             -6%          -8%

    Other                                 0%             -1%          -1%
                                        ----             ---          ---
    Effective rate                        1%             32%          30%
                                        ====             ===          ===

The tax effect of temporary differences which give rise to the Companies' net deferred tax liability as of December 31, 1997 are as follows:

                                         Liability or (Asset)
                                   -------------------------------------
                                    PECO Energy     Susquehanna
                                       Power          Power
                                      Company        Company      Consolidated
                                    -----------    ------------   ------------
Nature of Temporary Difference:
    Plant basis difference          $350,232       $14,131,247      $14,481,479
    Deferred investment tax credit       ---           917,089          917,089
                                    --------       -----------     ------------
Deferred income taxes on
        the balance sheet           $350,232       $15,048,336      $15,398,568
                                   =========       ===========     ============


4.  Taxes, Other Than Income Taxes - Operating:

                                    PECO Energy     Susquehanna
                                   Power Company   Power Company   Consolidated
                                   -------------   -------------   ------------
        Capital stock               $101,446         $634,800        $736,246
        Real estate                  108,000        1,704,000       1,812,000
        Other                            ---           22,668          22,668
                                    --------       ----------      ----------
                                    $209,446       $2,361,468      $2,570,914
                                    ========       ==========      ==========

5.  Notes Payable, Banks:

        There are no specific requirements for compensating balances in conjunction with the bank loans. The Parent Company maintains normal working balances with all lending banks. During 1997, the Parent Company discontinued its compensating balance agreements for these credit lines. At December 31, 1997, the Companies had no outstanding loans under formal and informal lines of credit aggregating approximately $3.0 million.

6.  Utility Plant - Leased to Related Parties:

        Utility plant consists principally of a hydroelectric generating station and related transmission facilities and is leased to and operated by affiliated companies. Rentals are based on an annual return on net original cost of utility plant plus working capital together with a reimbursement of operating expenses, taxes and depreciation as reflected in the Consolidating Statement of Income. The license granted by the Federal Energy Regulatory Commission for the Conowingo Project expires in 2014. Minimum rental payments due in future years through 2014 aggregated $132.9 million at December 31, 1997, with approximately $8.4 million of rentals, net of expenses, due in each of the next five years.

7.  Cash and Cash Equivalents:

        For purposes of the Consolidating Statement of Cash Flows, the Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Consolidating Statement of Cash Flows:

                                       PECO Energy   Susquehanna
                                      Power Company  Power Company  Consolidated
                                      -------------  -------------  ------------
    Cash Paid During the Year:

      Income taxes (net of refunds)    $339,195       $3,902,680     $4,241,875

                                                 SIGNATURE












        The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiary.











                                         PECO ENERGY POWER COMPANY



Date:  April 29, 1998                         By:  /S/ J. BARRY MITCHELL
     ----------------------------            ---------------------------
                                               J.Barry Mitchell, Treasurer